News Release

Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39
Meters (true width) at Bermingham; Mineralization Extended and Remains Open

November 5, 2014 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today announced results from the 2014 resource extension drilling program at its Bermingham deposit in the Keno Hill Silver District in Canada’s Yukon Territory. The Bermingham deposit, which has a current indicated resource of 3.8 million ounces of silver and a current inferred resource of 1.2 million ounces of silver, is located approximately five kilometers east of the Flame & Moth deposit and the district mill. Bermingham is adjacent to the historical Hector-Calumet mine which produced 96 million ounces of silver at a reported average grade of approximately 1,090 grams per tonne.

In 2014, an additional 2,667 meters of drilling was completed in eight holes to both infill and extend Bermingham mineralization to the northeast, towards the Hector-Calumet deposit. Results from this drilling include drill hole K-14-0537 which intercepted 6.39 meters (true width) with a composite silver grade of 5,667 grams per tonne (gpt) silver (165.3 ounces per ton (opt)), which included 1.81 meters (true width) assaying 18,270 gpt (532.9 opt) silver. Three other holes within 200 meters of drill hole K-14-0537 intercepted between 529 gpt and 714 gpt silver over true widths ranging from 3.03 meters to 7.97 meters as outlined in the highlights below. Overall, work in 2014 has systematically extended mineralization at Bermingham approximately 400 meters northeasterly beyond the existing Etta Zone resource, and steadily toward the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine. A new resource estimate for Bermingham is expected to be completed in early 2015.

Alexco President and Chief Executive Officer Clynt Nauman commented, “The exceptional 2014 results from work at the Bermingham deposit, including hole K-14-0537 which is the best hole ever drilled by Alexco at Keno Hill, are the result of systematic exploration over a number of years. These exploration results appear to be leading us toward previously unknown and untested ground on one of the most productive structures in the entire silver district. Much more work is warranted, the geology and structural setting is complex, but the address is as good as it gets in the Keno Hill Silver District. The potential for another significant silver discovery of Flame & Moth tenor and size is clearly evident from our 2014 success.”

2014 Bermingham Drill Assay Highlights

  K-14-0524 intercepted the Bermingham structure over a true width of approximately 7.97 meters from 236.40 meters with a composite silver grade of 545 gpt (15.9 opt), that included 0.41 meter true width from 237.00 meters that graded 3,260 gpt (95.1 opt) silver, 0.25 meter true width from 237.50 meters that graded 1,400 gpt (40.8 opt) silver, and 0.58 meter true width from 244.30 meters that graded 1,600 gpt (46.7 opt) silver.

  K-14-0531 intersected the Bermingham Vein over 4.90 meters true width from 233.00 meters with a composite assay value of 529 gpt (15.4 opt) silver that included 0.45 meter true width from 233.00 meters that graded 951gpt (27.7 opt) silver, and 0.28 meter true width from 237.56 meters that graded 3,260 gpt (95.1 opt) silver.
Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

  K-14-0537 intersected the Bermingham Vein over 6.39 meters true width from 280.00 meters with a composite assay value of 5,667 gpt (165.3 opt) silver that included 1.81 meters true width from 284.35 meters that averaged 18,270 gpt (532.9 opt) silver, with a high individual assay value of 58,529 gpt (1,707.1 opt) silver and 1.81 gpt gold over a true width of 0.31 meter from 285.1 meters.

  K-14-0538 intersected the Bermingham Vein over 3.03 meters true width from 271.83 meters with a composite assay value of 714 gpt (20.8 opt) silver that included 0.41 meter true width from 275.00 meters that graded 4,850 gpt (141.5 opt) silver.

A systematic program of exploration drilling at Bermingham since 2009 has identified high grade silver mineralization. Generally this mineralization has been over 4 to 26 meters thick located in broader zones of lower grade mineralization, while also being located within 1.2 kilometers of the historical Hector-Calumet mine which produced a reported 96 million ounces of silver. The vein style mineralization at Bermingham is located in a series of fault offset panels in which significant silver mineralization has developed within several broad intervals that can now be traced over an 800 meter strike length. Within this zone, Alexco previously identified silver resources in the Etta Zone (in the hangingwall of the post-mineral Mastiff Fault), and mineralized material in the Arctic Zone (in the footwall of the fault) along a 400 meter strike length to a depth of approximately 350 meters. In 2012, a resource estimate outlined 3.8 million ounces of indicated silver resource and a further 1.2 million ounces of inferred silver resource within the Etta Zone (see news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham”). To the northeast of this, the fault offset Arctic Zone extension was also determined to be significantly mineralized.

The 2014 drilling program infilled and extended the Arctic Zone mineralization to the northeast, and identified that further significant potential exists deeper, but still within surface drilling depth, in the Hector-Calumet mine host stratigraphy.

The Bermingham mineralized system remains open in all directions, especially to the northeast where linkage to the Hector-Calumet mine remains to be resolved, but also to the southwest where there remains a kilometer of untested ground between the Bermingham prospect and the historical Coral Wigwam prospect.

Tables showing 30 gpt silver cutoff composite assay grades (restricted to include a maximum of two meters unmineralized internal dilution) which have been used to identify the mineralized zones, with all intervals adjusted to reflect true thickness, are appended to this news release.

Updated composite assay tables, along with a drill hole location map and a long section plot, for the drill holes reported here are appended to this release, and are available for review on the Company’s website at www.alexcoresource.com.

Notes

The 2014 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon for preparation, with fire assay and multi-element ICP analyses completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

N
W
E
S
Legend
Drill Hole Collar Pre-2014
Drill Hole Collar 2014
+ 30 g/t Ag composite Pre-2014
+ 30 g/t Ag composite 2014
2012 Elsa Zone Resource
0
200.0
metres

Figure 1

Location of Drill Holes at the Bermingham Prospect showing greater than 30 g/t silver composite assay intervals for all surface drill holes as completed to November 2014.

1,400mRL
1,200mRL
1,000mRL
800mRL
600mRL
Arctic Zone
Legend
+ 30 g/t Ag Pre-2014 Drill Hole
+ 30 g/t Ag 2014 Drill Hole
0
200.0
metres

Figure 2

Longitudinal Section (view to north) showing greater than 30 g/t silver composite assay intervals for all surface drill holes at the Bermingham Prospect as completed to November 2014 and simplified cross fault depiction.

Table1
Location of Bermingham drill holes completed in 2014.
MapProjectionUTMNAD83Zone8

Hole	Easting	Northing	Elevation (m)	Length (m)	Surface Azimuth	Surface Dip
K-14-0524	479103.74	7086770.34	1343.54	302.00	268	-59
K-14-0529	479103.62	7086772.01	1343.28	296.00	258	-58
K-14-0531	479109.20	7086771.70	1343.55	269.00	282	-63
K-14-0535	479114.45	7086773.80	1343.44	325.00	262	-64
K-14-0537	479186.95	7086712.74	1351.28	317.00	330	-54
K-14-0538	479187.33	7086712.07	1351.42	341.50	330	-66
K-14-0539	479261.09	7086788.83	1347.81	371.00	307	-60
K-14-0542	479264.72	7086791.94	1347.68	446.00	004	-65

Table2
AssayCompositesCalculatedfor2014BerminghamDrillHoles
Using30g/tAgcut-offwithamaximumof2metresunmineralizedinternaldilution.
Including Intervals between 10-30 oz/t Ag
Including Intervals greater than 30 oz/t Ag

Units	m	metres
	g	gram
	t	tonne
	T	shortton
	%	percent

Hole	From (m)	To (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Ag (oz/T)	Au (g/t)	Pb (%)	Zn (%)
K-14-0524	236.40	246.10	7.97	545	17.53	15.90	0.06	0.83	1.21
	including
	237.00	237.50	0.41	3,260	104.81	95.08	0.36	10.55	4.86
	237.50	237.80	0.25	1,400	45.01	40.83	0.16	2.68	8.70
	238.50	239.13	0.52	321	10.32	9.36	0.06	0.15	0.53
	240.00	241.00	0.82	795	25.56	23.19	0.10	0.17	0.06
	244.30	245.00	0.58	1,600	51.44	46.67	0.09	1.09	0.12
	245.00	245.80	0.66	641	20.61	18.70	0.05	0.88	2.00
	254.80	256.20	1.15	85	2.73	2.47	0.01	0.01	0.03

K-14-0529	257.67	260.48	2.17	46	1.49	1.35	0.05	0.24	0.72
	273.06	273.99	0.72	70	2.26	2.05	0.02	0.09	0.50
	287.00	289.53	1.98	48	1.54	1.40	0.05	0.17	0.36

K-14-0531	226.90	227.80	0.76	206	6.62	6.00	0.08	3.04	0.27
	233.00	238.80	4.90	529	17.00	15.43	0.03	1.12	0.49
	including
	233.00	233.53	0.45	951	30.57	27.74	0.08	2.99	0.91
	233.53	234.36	0.70	527	16.94	15.37	0.04	0.62	0.68
	235.52	236.00	0.41	392	12.60	11.43	0.02	0.66	0.02
	236.41	236.84	0.36	522	16.78	15.22	0.02	0.36	0.05
	237.56	237.89	0.28	3,260	104.81	95.08	0.17	7.87	4.61
	238.23	238.80	0.48	816	26.23	23.80	0.08	1.72	0.31
	242.55	244.05	1.29	297	9.55	8.67	0.05	0.42	0.06
	including
	242.55	242.84	0.25	1,130	36.33	32.96	0.10	1.06	0.06
	246.90	248.00	0.94	65	2.11	1.91	0.02	0.10	0.04

K-14-0535	261.20	264.60	2.59	179	5.76	5.23	0.05	0.24	0.52
	including
	263.00	263.27	0.21	827	26.59	24.12	0.07	0.92	0.93
	302.00	303.80	1.40	75	2.40	2.18	0.14	0.10	1.09

K-14-0537	280.00	287.39	6.39	5,667	182.20	165.29	0.26	8.57	1.79
	including
	280.60	281.00	0.35	4,750	152.71	138.54	0.30	10.50	4.95
	282.01	282.36	0.30	725	23.31	21.15	0.13	5.13	8.54
	282.36	282.56	0.17	377	12.12	11.00	0.12	3.75	3.82
	283.16	283.46	0.26	2,730	87.77	79.62	0.03	1.50	6.54
	284.35	284.64	0.25	1,600	51.44	46.67	0.11	15.25	0.97
	284.64	285.10	0.40	23,389	751.96	682.17	1.15	33.14	3.05
	285.10	285.46	0.31	58,529	1881.72	1707.08	1.81	46.87	0.48
	285.71	285.97	0.22	5,460	175.54	159.25	0.41	4.50	2.34
	285.97	286.39	0.36	4,440	142.75	129.50	0.23	30.01	1.57
	286.69	287.00	0.27	9,000	289.35	262.50	0.62	16.45	2.81
	287.00	287.39	0.34	815	26.20	23.77	0.13	0.64	0.59

K-14-0538	271.83	275.50	3.03	714	22.96	20.82	0.29	0.34	0.29
	including
	275.00	275.50	0.41	4,850	155.93	141.46	1.30	1.71	0.04
	283.50	284.00	0.41	87	2.79	2.53	-0.01	0.72	0.03
	332.50	333.55	0.86	1,915	61.56	55.85	0.15	15.31	4.29
	including
	332.50	333.00	0.41	3,800	122.17	110.83	0.25	30.88	7.92

K-14-0539	263.00	266.00	2.54	165	5.30	4.81	0.09	0.63	0.46
	282.50	302.76	17.22	44	1.40	1.27	0.00	0.03	0.27
	including
	302.40	302.76	0.31	2,210	71.05	64.46	0.31	1.35	14.60
	332.75	335.95	2.70	472	15.16	13.75	0.14	2.42	0.56
	including
	333.11	333.47	0.30	1,605	51.60	46.81	0.10	11.50	0.83
	335.00	335.12	0.10	7,260	233.41	211.75	0.66	24.25	7.08

K-14-0542	328.00	330.51	1.69	161	5.16	4.68	0.13	1.47	9.96
	329.30	330.06	0.51	419	13.47	12.22	0.36	3.84	10.30
	382.00	383.00	0.67	31	1.01	0.92	-0.01	0.35	0.15
	403.70	404.00	0.20	68	2.18	1.97	0.02	0.91	2.33